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                                                  Filed by HMT Technology Corp
                                                  Pursuant to Rule 425 under the
                                                  Securities Act of 1933, and
                                                  deemed filed Pursuant to Rule
                                                  14a-12 under the Securities
                                                  and Exchange Act of 1934.
                                                  Subject Company:
                                                  HMT Technology Corp.
                                                  Commission File No. 000-27586

                             KOMAG, INCORPORATED
            E-MAIL COMMUNICATION CONCERNING TRANSACTION INVOLVING
                 KOMAG, INCORPORATED AND HMT TECHNOLOGY CORP

Communication to Komag Employees


WHAT ARE THE BENEFITS OF THIS MERGER?

The data storage industry has profoundly changed over the last 3 years. Critical for companies today is the ability to meet time-to-market demands at the lowest possible cost. The merger is a vital strategic move that creates the most compelling value proposition in the media world.

The technology groups of the two companies, when combined, will provide the best possible technology to the industry. We expect to be in a position to qualify for every major new program at our customers. Not only will the combined company be in a more financially viable position to serve the independent drive makers, the new company will also be in a better position to be the vendor of choice for the vertically-integrated drive-makers.

WHAT ARE THE TERMS OF THE AGREEMENT?

Each company's board of directors unanimously approved the terms of a definitive merger agreement. Under the terms of the definitive merger agreement, each issued and outstanding share of HMT stock will be converted into 0.9094 shares of Komag stock. The companies have agreed to merge in a tax-free transaction to be accounted for under purchase accounting.

WHAT IS GOING TO HAPPEN?

A joint transition team, led by T.H. Tan, President & CEO of Komag, and Ron Buschur, President and COO of HMT, will develop a plan for merging and streamlining the management of both companies after the "close". The deal is expected to be completed during the third calendar quarter. Between now and the "close", both companies will operate as they do today.
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HOW WILL EMPLOYEES BE AFFECTED BY THE MERGER?


Even though this is an important strategic step for both companies, people's job's are ultimately affected and some jobs will be eliminated as the companies combine. As we consolidate, ALL EMPLOYEES WILL BE TREATED EQUALLY AND FAIRLY. Plans will be communicated to all employees as quickly as possible. Change of this nature can be unsettling to everyone involved. Both Komag and HMT are committed to making this the most positive, productive transition for all concerned.

In the big picture, the data storage industry has changed, but it continues to grow and data storage does matter! By combining Komag and HMT, the resulting company will have proactively and methodically positioned itself to be a leading player in the new media frontier.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These statements regarding, among other things, the expected cost structure and cash flow of the combined company, represent the companies' reasonable judgments with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include, but are not limited to, failure of the transaction to close due to regulatory or lender, shareholder or regulatory approvals, the risk that Komag and HMT will not successfully integrate their businesses or that the cost of such integration will be greater than anticipated, failure of the combined company to retain and hire key executives, technical personnel and other employees, material adverse changes in economic and competitive conditions in the markets served by the companies, material adverse changes in the business and financial condition of either or both companies and their customers, uncertainties concerning technological changes and future product performance, and substantial delay in the expected closing of the transaction.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both HMT and Komag are advised to read the joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information, when it becomes available, because it will contain important information. HMT and Komag expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from HMT or Komag by directing such requests to the respective investor relations contacts listed below.

HMT and its officers and directors may be deemed to be participants in the solicitation of proxies from HMT 's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in HMT's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on June 28, 1999. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from the HMT investor relations' contacts listed below.

Komag and its officers and directors may be deemed to be participants in the solicitation of proxies from Komag's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in Komag's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on April 10, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Komag investor relations' contacts listed below.

Contacts:

For Komag:

Ted Siegler at (408) 576-2209 or
Russell Lemelin at (408) 576-2485
E-mail communications: ir_web@komag.com

For HMT:

Peter Norris, (510) 490-3100
Investor Relations, (510) 683-6000